EXHIBIT 99.1

FORM 51-102F3 - MATERIAL CHANGE REPORT

1.	Name and Address of Company

Loncor Resources Inc.
1 First Canadian Place
Suite 7070, 100 King Street West
Toronto, Ontario
M5X 1E3

2.	Date of Material Change

August 23, 2011.

3.	News Release

The news release (the "News Release") attached hereto as Schedule "A" was issued through CNW Group on August 23, 2011.

4.	Summary of Material Change

See the attached News Release, which News Release is incorporated herein.

5.	Full Description of Material Change

5.1           Full Description of Material Change

See the attached News Release, which News Release is incorporated herein.

Figure 1 referred to in the fifth paragraph on page 2 of the News Release is annexed to this report after the News Release.

5.2           Disclosure for Restructuring Transactions

Not applicable.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

Arnold T. Kondrat (Executive Vice President) - (416) 366-2221.

9.	Date of Report

August 25, 2011.

Schedule "A"

PRESS RELEASE

Loncor Reports Further High Grade Drilling Results for Its Makapela Prospect,
Ngayu Project, DRC

- Results include 20.32 metres grading 8.67 g/t Au, 2.75 metres grading 11.78 g/t Au and
1.42 metres grading 18.41 g/t Au
- Current drilling results indicate significant thickening of mineralized vein at depth in Sele
Sele area

Toronto, Canada – August 23, 2011 - Loncor Resources Inc. (the "Company" or "Loncor") (TSX-V: "LN", NYSE AMEX: "LON") is pleased to announce further drilling results at the Company's Makapela prospect, Ngayu Gold Project, northeastern Democratic Republic of the Congo (the "DRC").

Exploration at Makapela is focusing on a quartz vein system within a sequence of basalts, thin units of banded iron formation, and dolerite sills.  The veins are being exploited by artisanal miners in three large pits (Main, North and Sele Sele) which are each between 170 metres and 290 metres in length, located along a strike of 2.2 kilometres.  Soil geochemical results indicate that the mineralization continues between these three artisanal workings under a thick soil cover.

Results have been received for the most recent 11 drill holes at Makapela and are reported in Table 1 below.  These boreholes intersected the mineralization at vertical depths of between 79 metres and 342 metres below surface.  The holes were inclined at between minus 50 degrees and minus 71 degrees, and averaged 270 metres in depth with a maximum downhole depth of 404 metres.  Core recovery averaged 93% within the mineralized sections.
Earlier this year, results from 2011 drill holes were released (see Loncor press releases dated Jan 6, 2011, March 29, 2011, May 16, 2011), with equally encouraging results.

The more significant results are tabulated below:

Table 1

Hole	Vein	Easting UTM	Northing UTM	Azimuth	Inclination	Mineralization
						From (m)	To (m)	Width (m)	True Width (m)	(g/t) Au*
NMDD021A**	1	551816	217767	110	-59	262.42	263.84	1.42	0.77	18.41
NMDD024	1	551716	217633	110	-50	366.90	369.98	3.08	2.65	7.09
NMDD022	2	552317	219607	110	-50	104.40	111.05	6.65	4.36	2.82
NMDD023	2	552317	219607	110	-69	174.98	212.09	37.11	15.68	5.35
Includes:						190.93	211.25	20.32	8.59	8.67
NMDD028	2	552341	219770	110	-50	187.80	197.87	10.07	7.36	2.29
NMDD031	2	551861	218265	110	-56	374.84	385.66	10.82	7.52	2.66
Includes:						376.95	381.18	4.23	2.94	4.16
NMDD032	2	551838	218099	110	-60	348.20	350.03	1.83	1.12	9.91
						388.94	391.69	2.75	1.69	11.78

*Assay results reported are uncut.
**This drill hole was abandoned in the mineralized zone due to mechanical problems, and is being re-drilled.

Mineralized intersections in NMDD020, NMDD025, NMDD027 and NMDD029 range from 4.09 to 12.30 metres in width with average grades of between 0.10 and 0.92 g/t Au

Vein 1 has been intersected on the Main pit trend over a potential strike length of 480 metres down to a maximum vertical depth of 269 metres (open at depth and along strike).  The average true width of Vein 1 intersected to date is 2.04 metres with an average grade of 13.61 g/t Au.  The most significant intersection is 2.05 true thickness metres grading 24.94 g/t Au in  drill hole NMDD014. Vein 1 tends to have a glassy, white massive texture and pyrite is much less common than in Vein 2.  The vein is hosted by basalt and dolerite, crosscuts the lithologic strike and is possibly a splay off Vein 2.

Vein 2 has been intersected on the North pit trend over a strike length of 800 metres, the most significant grades occurring in the central section over a potential strike length of 480 metres.  In this central area, which has so far been drilled to a maximum vertical depth of 342 metres below surface, Vein 2 to date has an average true width of 4.38 metres with an average grade of 12.20 g/t Au.  The most significant intersection is 4.30 true thickness metres grading 64 g/t Au in drill hole NMDD005.  Vein 2 tends to have a smokey grey brecciated texture with common disseminations and stringers of pyrite and local pyrrhotite.  The vein appears to have followed a shear zone within and on the margins of a 2 – 4 metre thick unit of banded iron formation, and is parallel to the lithological strike.

Approximately 2 km to the north of the North pit, the probable continuation of Vein 2 at the Sele Sele pit has been intersected over a potential strike length of 480 metres.  The recent intersection of 37.11 metres grading 5.35 g/t Au (including 20.32 metres at 8.67 g/t) in hole NMDDD023 is the best intersection at Sele Sele to date and indicates that mineralized grades and widths at Sele Sele may be increasing with depth.  This will be tested with additional drilling along strike and down-dip.

Although drill metreage at Makapela has been poor over the last two months due to contractor mechanical breakdowns, the Company expects improvement going forward.  Three drill rigs are currently on site at Makapela, with the objective of delineating the strike and dip extents of the mineralized zones in the Main, North and Sele Sele areas.  In addition, drilling will be carried out at seven other targets where the presence of new veins and vein extensions are indicated by soil sampling, auger drilling and rock chip sample results with values up to 68 g/t Au (see sites A to G on Figure 1).

Commenting on the latest drilling results from Ngayu, Peter Cowley, President and C.E.O. of the Company, said: "We continue to be encouraged by the intersections at Makapela including the thickest vein intersection to date in borehole NMDD023 at Sele Sele which had a true thickness of 15.68 metres, indicating significant thickening at depth."

Sampling Technique & Analysis
Drill cores for assaying were taken at a maximum of one metre intervals and were cut with a diamond saw with one-half of the core placed in sealed bags by Company geologists and sent to the SGS Laboratory (which is independent of the Company) in Mwanza, Tanzania.  The core samples were then crushed down to minus 2 mm, and split with one half of the sample pulverized down to 90% passing 75 microns.  Gold analyses were carried out on 50 g aliquots by fire assay.  Internationally recognized standards and blanks were inserted as part of the Company's internal QA/QC analytical procedures.

Qualified Person
Peter Cowley, the Company’s President and Chief Executive Officer and a “qualified person” (as such term is defined in National Instrument 43‐101), has reviewed and approved the technical information in this press release.  Mr. Cowley has verified the data disclosed in this press release, including sampling, analytical and test data underlying the information.

Loncor is a gold exploration company with two projects in the DRC: the Ngayu and North Kivu projects.  Additional information with respect to the Company's projects can be found on the Company's web site at www.loncor.com.

Forward-Looking Information: This press release contains forward-looking information. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding drilling and other exploration results, potential mineral resources, potential mineralization and the Company's exploration plans) are forward-looking information. This forward-looking information reflects the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking information is subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking information, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things, risks related to the exploration stage of the Company's properties, the possibility that future exploration results will not be consistent with the Company's expectations, changes in world gold markets and equity markets, political developments in the DRC, uncertainties relating to the availability and costs of financing needed in the future, the uncertainties involved in interpreting exploration results and other geological data and the other risks involved in the mineral exploration business. Forward-looking information speaks only as of the date on which it is provided and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking information, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For further information, please visit our website at www.loncor.com or contact: Peter Cowley, President and Chief Executive Officer, Telephone: + 44 (0) 790 454 0856; or Arnold Kondrat, Executive Vice President, or Tom Sipos, Vice President, Corporate Development, Telephone: (416) 366-2221 or 1 (800) 714-7938.

Figure 1 – Makapela soil sampling, auger drilling and rock chip sample

68.7 g/t
Selected rock chips (g/t Au)
Vein located by drilling
Vein interpreted from soil geochem, rock chips & augering
Site A
Planned DD hole
N
Site F
Site G
Sele Sele Pit
15.60
North Pit
Reef 2
Main Pit
Reef 1
Site B
9.46
10.10
3.45
Site E
1.32
68.70
1.71
1.51
Site A
2.42
Site D
15.60
Site C
Au ppb in Soil
1 km